

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: American Battery Technology Company**
> **Registration Statement on Form S-3**
> **Filed September 14, 2023**
> **File No. 333-274524**

Dear Ryan Melsert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your company incurred a net loss in fiscal year 2022. Accordingly, please update your financial statements and related financial information in accordance with Rule 8-08(b) of Regulation S-X. You will need to include your audited financial statements or file and incorporate by reference your annual report for fiscal year ended June 30, 2023 before we will accelerate the effective date of your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation

cc: S. Chase Dowden